[LOGO]   Koor Industries Ltd.
--------------------------------------------------------------------------------
                                                         Office of Legal Counsel
                                                         21 Ha'arba'ah st.
                                                         Tel-Aviv 64739
                                                         Israel
                                                         Tel.:972-3-6238420
                                                         Fax.972-3-6238425

                                                         27 March 2003


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
The Securities Authority        The Tel Aviv Stock Exchange      The Registrar of Companies
22 Kanfei Nesharim St.          54 Ahad Ha'am St.                97 Yafo St.
Jerusalem 95464                 Tel Aviv 65202                   Jerusalem 91007

Fax: 02-6513940                 Fax: 03-5105379

Dear Sirs,

Re:   Immediate Report (No. 4/2003)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

     1. Yesterday evening, the Company has published in the United States a press release regarding the following matter:

          o    Financial results for the fourth quarter and year-end 2002.

     2.   Attached please find the press release.


                                       Yours Sincerely,


                                       Shlomo Heller, Adv.
                                         Legal Counsel


[LOGO]            Koor Industries
                  Platinum House
                  21 Ha'arba'ah Street
                  Tel Aviv, Israel  64739
                  Tel.972.3.623.8333
                  Fax.972.3.623.8334
                  www.koor.com

KOOR  INDUSTRIES  LTD.  REPORTS FOURTH  QUARTER AND FULL YEAR 2002  CONSOLIDATED
RESULTS

o    Move to $25.3 million net profit in Fourth Quarter
o    71% decline in 2002 Net Loss Year-over-Year
o    34% increase in 2002 Operating Profit

TEL AVIV, Israel - March 26, 2002 - Koor Industries (NYSE: KOR), (the "Company",
"Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the fourth quarter and year ended December
31, 2002. The Company also announced a change in the structure of its Board of Directors, following implementation of the new Sarbanes Oxley Act of 2002.

Fourth Quarter Results
Revenues from consolidated companies (not including ECI Telecom, which is accounted for on an equity basis) for the fourth quarter totaled $349 million, compared to $424 million for the fourth quarter of 2001, a 17.7% decrease. The decrease is mainly attributable to a decline in the revenues of Telrad Networks
("Telrad") and Makhteshim Agan Industries ("MA Industries").

Operating income from consolidated companies for the fourth quarter was $6 million, compared to $23 million for the same period in 2001. Operating margin for the quarter was 1.7%, compared to 5.4% for the same period in 2001. The decline in operating profit is mainly due to a decline in Telrad Networks' operating profit.

Net profit for the quarter was $25 million or $1.67 per diluted ordinary share and $0.33 per American Depositary Share (ADS). This is compared with a net loss of $77 million or $5.03 per diluted ordinary share and $1.01 per American
Depositary Share (ADS) for the fourth quarter of 2001.

Net profit for the quarter included a $48 million net capital gain following the sale of 30% of the Koor's holding in the Elisra Defense Group ("Elisra") to IAI
Elta Systems Ltd., a wholly owned subsidiary of Israel Aircraft Industries. The total net capital gain from this transaction was $73 million, $25 million of which was recorded in the third quarter of 2002.

Net profit for the quarter also included a $15 million provision relating to Koor Corporate Venture Capital ("KCVC"). During the quarter Koor Corporate
Venture Capital reached an agreement with Harvest II secondary venture capital fund to sell its limited partnership interests in several of its external
Venture Capital Funds ("VC" Funds). As part of this transaction, Harvest II undertakes to fund the future cash capital calls in these Funds. Almost 50% of the $15 million provision is related to this transaction. Following completion of the sale, which is expected within the next few days, KCVC's future cash investment commitments to the VC Funds will be reduced by $22 million (from $36 to $14 million) over the next five years. This transaction follows the company's strategic decision to reduce future commitments to its VC Funds activity and to focus on its direct VC portfolio. Net profit for the quarter also included a $5.3 million dollar charge for a write off of goodwill relating to Elisra's investment in BVR Systems.

Commenting on these operating results, Jonathan Kolber, Chief Executive Officer of Koor said: "After two years of painful and challenging cost cutting measures, which included reducing group expenses, refinancing and reducing bank debt, merging activities, and bringing in new strategic partners, our major holdings showed sequential growth, improved profitability, and a strong cash flow throughout the year." He added "We are encouraged by the consolidated net profit presented in the fourth quarter, and continue to work closely with our companies, primarily Telrad and Elisra, to help them best adapt to, and benefit from, the changing market conditions".

Full Year 2002 Results
Revenues from consolidated companies for the year 2002 totaled $1,528 million, compared to $1,606 million for the same period in 2001. The decline in revenues was mainly due to a decline in Telrad's revenues, given the ongoing crisis in the telecom market.

Operating income from consolidated companies for the year 2002 was $103 million, compared to $77 million for the same period in 2001, a 33.8% increase. Operating margin for the full year was 6.7%, compared to 4.8% for the same period in 2001, a substantial 39.6% increase.

Net loss for the full year 2002 was $165 million or $10.87 per diluted ordinary share and $2.17 per American Depositary Share (ADS). This compared with a net loss of $570 million or $37.55 per diluted ordinary share and $7.51 per American
Depositary Share (ADS) for the same period in 2001, a 71% improvement.

Net loss for the full year includes a special accounting item due to reclassification of Shareholder's Equity item "foreign currency translation adjustments" as "Retained Earnings" of $84 million recorded in the first quarter. As previously announced, this reclassification of the Shareholders'
Equity item follows wholly-owned Tadiran Ltd. (acquired by Koor in the 1980's) going into voluntary liquidation, and requires reclassifying the Shareholders'
Equity item "foreign currency translation adjustments" as an expense in the Statement of Income, and then as an entry in the Retained Earnings - thus not affecting the company's Shareholders' Equity. The reclassification of the item is included in the Statement of Income for the first quarter of 2002, under "Transfer to Statement of Income of translations differences of autonomous investee ".

Net loss for the year 2001 included a $240 million loss due to the write off of the company's goodwill relating to its investment in ECI Telecom ("ECI"), and $6 million relating to discontinued activities.

Koor's Board of Directors has initiated steps to immediately implement the new guidelines outlined in the Sarbanes Oxley Act of 2002 ("the Act"). The Act stipulates that United States' listed companies have a majority of Independent directors. Following the new guidelines, three of the directors nominated by the controlling Claridge Group - Mr. Sam Minzberg, Ms. Janet Aviad and Mr. Jonathan
Kolber, have resigned from the Board of Directors.  Mr. Charles Bronfman and Mr.
Andrew  Hauptman,  will  remain as the  Claridge  Group  Board  representatives.
Moreover, Prof. Gabriella Shalev, will join the Audit committee, and, as such, will contribute from her valuable expertise. Claridge Israel LLC (which holds
29.94% of the Company) has released  Anfield Ltd.,  owned by Mr. Jonathan Kolber
(which  holds 5.58% of the  Company),  from  voting  arrangements.  Mr.  Charles
Bronfman will  continue to serve as Chairman of the Board of Directors,  and Mr.
Jonathan Kolber will continue to serve as CEO of the Company.

RESULTS OF KEY HOLDINGS

ECI Telecom
Revenues for the fourth quarter of 2002 were $149 million compared to $210 million in the fourth quarter of 2001. The operating loss for the fourth quarter of 2002 was $3 million compared to $36 million in the fourth quarter of 2001.
The net loss for the fourth quarter was $7 million, compared to $43 million in the fourth quarter of last year.

Revenues for 2002 were $646 million compared to $891 million in 2001. Revenues in 2001 included $46 million from ECI's Business Systems unit, which was sold during the fourth quarter of 2001. Operating loss was $53 million compared to an operating loss of $320 million for 2001. The net loss for 2002 was $156 million, compared to a net loss of $412 million for 2001.

In the fourth quarter of 2002 ECI took a $2 million provision for impairment of assets and incurred a $2 million loss from discontinued operations. In the fourth quarter of 2001, ECI wrote off $10 million of inventory and recorded an $8 million royalties settlement with the Government of Israel, a $1 million impairment of assets, $8 million in restructuring and spin-off expenses and a $6 million loss from discontinued operations.

During 2002, ECI wrote off $7 million of inventory, took a $34 million provision for a specific doubtful account, recorded an $18 million provision for an investment, and $2 million impairment of assets. It included, in other expenses, $2 million associated with the spin-off of NGTS, offset by income of $12 million associated with the sale of a portion of ECI's holdings in ECtel. ECI also recorded, during the year, a loss from discontinuing operations of $77 million, including impairment of assets associated with InnoWave.

In 2001, ECI wrote off $99 million of inventory, recorded impairment of assets, restructuring, and spin-off expenses totaling $116 million, and other expenses of $30 million associated primarily with capital losses and impairment of investments. ECI also took an exceptional provision for doubtful accounts of $6 million and recorded a royalty settlement with the Government of Israel of $8 million.

During  the  quarter,   ECI  continued  to  generate  positive  cash  flow  from
operations.  Net cash (cash,  cash equivalents and short term investments  minus bank debt),  increased to $133  million,  compared to $111 million at the end of the third quarter,  in spite of investing $10 million of cash in Veraz Networks.
ECI also paid back  another  $13  million  of bank  debt.  During  the  quarter, inventories declined by $18 million and trade receivables also declined.

For the full year of 2002,  ECI had strong  positive cash flow from  operations.
ECI ended 2002 with $133 million of net cash compared to net debt of $87 million at the end of 2001, a net change of $220 million. It reduced inventories by $125 million and trade receivables by $94 million. ECI also paid back a total of $90 million of bank debt.

Makhteshim-Agan Industries
Revenues for the fourth quarter totaled $220 million, compared to $226 million for the same period in 2001, a slight decrease. Operating profit for the quarter was $28 million, representing 12.7% of revenues, compared to $26 million in the same period in 2001, representing 11.4% of revenues, an 11.4% increase. Net profit for the quarter was $11 million, compared to a $9 million net loss during the fourth quarter of 2001, a substantial increase.

During 2002 continued to implement its strategic plan of increasing its revenues from Europe and North America, while selectively reducing its exposure to South
America. During the year revenues from Europe increased 22%, revenues from North
America increased 18%, whilst revenues to South America declined by 23%.

In the fourth  quarter,  Makhteshim  Agan,  and its wholly  owned  subsidiaries,
announced  several   agreements  signed  with  Bayer  CropScience  AG,  for  the
acquisition  of  several  businesses,   licenses  and  distribution  rights  for
agrochemical  products,  for 178 million dollars. In addition,  the subsidiaries undertook to acquire,  from Bayer, the related inventories (in place at the time of acquisition) for approximately 20 million dollars (12 million dollars already in 2002). Bayer offered the acquired  businesses for sale following the European
Union Commission's  directive,  whereby the sale of several Bayer businesses was contingent for the approval for Bayer's acquisition of Aventis Crop Science. The
EU  Commission  has now  approved  all the  contracts  and  the  transaction  is complete.

Revenues for full year 2002 totaled $891 million, compared to $889 million for the same period in 2001, a minor increase. Operating profit for the full year
2002 was $139 million, representing 15.6% of revenues, compared to $125 million in the same period in 2001, representing 14.0% of revenues, a 11.4% increase.
Net profit for 2002 was $60 million, compared to $38 million for the full year of 2001, a 57.9% increase.

Elisra Group
Revenues for the fourth quarter totaled $88 million, compared to $89 million for the same period in 2001. Operating loss for the quarter was $2 million, compared to $1 million operating profit in 2001. Net loss for the quarter was $9 million, compared to a $1 million net profit for the same period last year. The decline in the net income is mainly due to the net loss reported this quarter by consolidated BVR Systems (NASDAQ: BVRSF), and a $7.5 million write off of BVR
Systems' Goodwill.

Revenues for the full year totaled $363 million, compared to $306 million for the same period in 2001, representing an 18.6% increase. Operating profit for the year was $15 million, representing 4.1% of revenues, compared to $10 million for the same period in 2001, representing 3.3% of revenues, a 50% increase in the operating profit. Net income for 2002 was $1 million, compared to a $4 million loss for the same period last year.

During the fourth  quarter Koor  completed the sale of 30% of Elisra to IAI Elta
Systems, a wholly owned subsidiary of Israel Aircraft Industries. During the quarter Elisra and Elta also signed and completed a cooperation agreement between the companies.

Telrad Networks
Revenues for the fourth quarter totaled $32 million, compared to $48 million for the same period last year, a 33.3% decline. Operating loss for the quarter was $9 million compared to a $2 million operating loss in the fourth quarter of 2001. Net loss for the quarter was $9 million compared to a net loss of $2 million for the same period in 2001.

Revenues for full year 2002 totaled $132 million, compared to $201 million for the same period last year, a 34.3% decline. Operating loss for the year was $33 million compared to a $50 million operating loss in the same period last year.
Net loss for the year was $70 million compared to a net loss of $36 million for the same period in 2001.

Telrad's annual results include two one time items - a $23 million provision associated with the initiated reorganization plan and a $15 million charge, reflecting a partial write-off of a deferred tax asset.

About Koor
Koor Industries Ltd. is one of Israel's largest and leading  investment  holding companies with  investments in Israel's top technology  export  companies.  Koor
Industries  invests actively in  telecommunications  through its holdings in ECI
Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in
Agro-chemicals  through  MA  Industries.  Koor  Industries,   through  its  Koor
Corporate  Venture  Capital  arm  invests  in early  stage high  growth  Israeli companies  in  the  areas  of  telecom  and  wireless  technologies,  enterprise software, semiconductors, and life science. Koor Industries is traded on the Tel
Aviv and New York Stock Exchanges (NYSE:KOR).

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For further information, please contact:     Conference call details:
Yuval Yanai                                  Date: March 27, 2003
Senior Vice President and CFO                Time: 10:00 pm EMT (15:00 UK, 17:00 Israel)
Koor Industries Ltd.                         US phone: 1-866-500-4953
Tel. +9723 6238 310                          UK phone: 0800-169-8104
Fax. +9723 6238 313                          Israel phone: 03-925-5910
www.koor.com                                 Replay numbers: 1-866-500-4965(US),
                                             +972(0) 3-925-5929 (International)

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.

**********FINANCIAL TABLES FOLLOW***************

Koor Industries Ltd.                                    (AN ISRAELI CORPORATION)
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Condensed Consolidated Statement of Operations

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

                                                             Year ended              Year ended             Year ended
                                                            December 31             December 31            December 31
                                                                   2002                    2001                   2000
                                                    --------------------    --------------------    -------------------
                                                    --------------------    --------------------    -------------------
                                                                Audited                 Audited                Audited
                                                    --------------------    --------------------    -------------------
                                                                         Convenience translation
                                                                       (U.S. dollars in thousands)

Income from sales and services                                1,527,590              1,605,828               1,784,102
Cost of sales and services                                    1,143,742              1,240,544               1,333,392
                                                              ---------              ---------               ---------
Gross Profit                                                    383,848                365,284                 450,710

Selling and marketing expenses                                  175,307                175,377                 176,135
General and administrative                                      105,293                112,786                 121,058
                                                                -------                -------                 -------
Operating earnings                                              103,248                 77,121                 153,517

Financial expenses, net                                          84,479                 93,043                  69,507
                                                                 ------                 ------                  ------
                                                                 18,769                -15,922                  84,010

Other income (expenses)                                           1,253               -133,971                  36,155
Transfer to statement of income of translation
differences of autonomous investee in voluntary
liquidation                                                     -84,106
                                                                -------                -------                 -------
Earnings before taxes on income                                 -64,084               -149,893                 120,165

Taxes on income                                                  33,776                  8,355                  34,762
                                                                 ------                  -----                  ------
                                                                -97,860               -158,248                  85,403

Equity in results of affiliates, net                            -54,240               -407,626                 -61,558
                                                                -------               --------                 -------
                                                               -152,100               -565,874                  23,845

Minority interest in subsidiaries, net                          -12,920                  1,801                 -11,640
                                                                -------                  -----                 -------
Net earnings from continuing operations                        -165,020               -564,073                  12,205

Discontinued operations                                                                 -6,300                  48,825
                                                    --------------------    -------------------     -------------------
Net earnings for the year                                      -165,020               -570,373                  61,030
                                                    ====================    ===================     ===================
Basic earning (loss)
per Ordinary Share (in $):
Per share                                                        -10.88                 -37.55                    3.97
                                                                 ------                 ------                    ----
Per ADS                                                           -2.18                  -7.51                    0.79
                                                                  -----                  -----                    ----

Weighted average shares outstanding (in thousands)               15,173                 15,169                  15,192

Koor Industries Ltd.                                    (AN ISRAELI CORPORATION)
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Condensed Consolidated Balance Sheet

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
                                                                              December 31            December 31
                                                                                     2002                   2001
                                                                     ---------------------   --------------------
                                                                                  Audited                Audited
                                                                     ---------------------   --------------------
                                                                               Convenience translation
Assets                                                                       (U.S. dollars in thousands)
Current Assets:
Cash and cash equivalents                                                        169,997                 180,976
Short-term deposits and investments                                              223,440                 135,596
Trade Receivables                                                                430,896                 474,083
Other accounts receivable                                                         96,847                 133,877
Assets designated for sale                                                         9,293                  59,796
Inventories                                                                      424,238                 394,877
                                                                                 -------                 -------
Total current assets                                                           1,354,711               1,379,205

Investments and Long-Term Receivables                                            347,017                 547,798

Fixed Assets, net                                                                675,572                 671,776

Other Assets, net                                                                515,699                 308,894
                                                                     --------------------    --------------------
                                                                               2,892,999               2,907,673
                                                                     ====================    ====================

Liabilities and Shareholders' Equity
Current Liabilities:
Credits from banks and others                                                    498,202                 389,795
Trade payables                                                                   254,573                 288,013
Other payables and accruals                                                      300,032                 238,284
Customer advances, net                                                            49,455                  62,921
                                                                                  ------                  ------
Total current liabilities                                                      1,102,262                 979,013

Long-Term Liabilities:
Long-Term Loans                                                                  848,176                 995,436
Convertible debenture                                                             85,527                  66,336
Customer advances                                                                 56,565                  15,546
Deferred taxes on income                                                          44,853                  41,543
Liability for employee severance, net                                             55,146                  43,087
                                                                                  ------                  ------
Total long-term liabilities                                                    1,090,267               1,161,948

Minority Interests                                                               328,853                 294,259

Shareholders' Equity                                                             371,617                 472,453
                                                                     --------------------    --------------------
                                                                               2,892,999               2,907,673
                                                                     ====================    ====================

Shares outstanding (in thousands)                                              15,173.38               15,168.88
Shareholders equity per ordinary share                                             24.49                   31.15
Shareholders equity per ADS                                                         4.90                    6.23
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